Mail Stop 4561
                                                            August 21, 2018


Charles W. Allen
Chief Executive Officer
BTCS Inc.
9466 Georgia Avenue #124
Silver Spring, MD 20901

       Re:    BTCS Inc.
              Amendment No. 6 to Registration Statement on Form S-1 Filed July 25, 2018
              File No. 333-219893

Dear Mr. Allen:

        We have reviewed your amended registration statement and have the following comment.
In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2018 letter.

Form 10-K for Year Ended December 31, 2017

Note 4. Summary of Significant Accounting Policies

Digital Currencies Translations and Remeasurements, page F-8

1. We do not believe that the digital assets you hold meet the requirements in ASC 825 to permit application of fair value option. Based on your responses, we also understand that the digital assets you hold are not rights to cash or ownership interests in an entity. Therefore, it appears that the subsequent measurement of your digital assets is subject to the requirements for indefinite-lived intangible assets in ASC 350-30. We also note that your digital assets are not productive assets and therefore cash flows from their purchase or sale do not appear to meet the definition of investing activities. If our understanding is correct, please revise your financial statements accordingly.
 Charles W. Allen
BTCS Inc.
August 21, 2018
Page 2

        You may contact me at (202) 551-3499 if you have questions regarding this comment.
Please contact Bernard Nolan, Staff Attorney, at (202) 551-6515 or, in his absence, Jan Woo,
Legal Branch Chief, at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                          Sincerely,

                                                          /s/ Kathleen Collins

                                                          Kathleen Collins
                                                          Accounting Branch
Chief
                                                          Office of Information
                                                          Technologies and
Services

cc:    Michael D. Harris, Esq.
       Nason, Yeager, Gerson, White & Lioce, P.A.